Shoe Pavilion, Inc Announces the Resignation of its Chief Financial Officer

Sherman Oaks, Calif. – May 3, 2007 – Shoe Pavilion, Inc. (Nasdaq:SHOE) today announced that Bruce Ross has resigned as the Company's Chief Financial Officer to become the CFO at another specialty retailer, effective May 30, 2007. Mr. Ross will oversee the preparation of Shoe Pavilion's first quarter Form 10-Q and has also agreed to consult for the Company during a transition period. Shoe Pavilion has begun a search for a new Chief Financial Officer.

Dmitry Beinus, President and Chief Executive Officer, stated, "I thank Bruce for his contributions to Shoe Pavilion during his tenure with the Company. We wish him well in his future endeavors. We hope to name a new CFO in the coming weeks. We remain confident in the strength and long-term growth potential of our business strategy as well as our ability to generate value for our shareholders."

Bruce Ross stated, "I have enjoyed my time at Shoe Pavilion and wish Dmitry and the company all the best in the future."

The Company plans to release its full first quarter 2007 results after the market close on May 8, 2007.

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer. We offer a broad selection of women's, men's and children's designer label and brand name footwear, typically at 20% to 60% below department store regular prices for the same shoes. We currently operate 108 stores in California, Washington, Oregon, Arizona, Nevada, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting the Company's web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements relating to, among other things, results deemed to be achievable by management in 2007 and store opening plans. Sales and earnings trends are also affected by many other factors including, among others, the performance of existing and newly-opened stores, world and national political events, including general economic conditions, the effectiveness of our promotions and merchandising strategies, the efficient operation of our supply chain, including the support of key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us above represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 30, 2006, which has been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database maintained by the SEC at www.sec.gov.